SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F    ☐

Material Contained in this Report

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : December 11, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 11, 2023 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of January 1, 2024)

New Position	Present Position	Name
Member of the Board of Directors Senior Managing Executive Officer Responsible for Investment and Operation Headquarters	Member of the Board of Directors Senior Managing Executive Officer Head of Investment and Operation Headquarters	Shuji Irie
Senior Managing Executive Officer Head of Energy and Eco Services Headquarters Group Strategy Business Unit Responsible for Global Investment Strategy	Managing Executive Officer Head of Energy and Eco Services Headquarters	Hidetake Takahashi
Managing Executive Officer Deputy Head of Corporate Business Headquarters	Executive Officer Deputy Head of Corporate Business Headquarters	Eiji Arita
Managing Executive Officer Head of Investment and Operation Headquarters	Executive Officer Deputy Head of Investment and Operation Headquarters	Seiichi Miyake
Executive Officer Group Kansai Representative Responsible for Osaka IR Project Office Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	Executive Officer Group Kansai Representative Responsible for MICE-IR Office Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	Toyonori Takahashi
Executive Officer Deputy Head of Corporate Business Headquarters Group Kansai Deputy Representative	Operating Officer Deputy Head of Corporate Business Headquarters Group Kansai Deputy Representative	Taro Baden
Executive Officer Group Strategy Business Unit Responsible for Information Security Control Department Responsible for Technology Department	Group Strategy Business Unit Deputy Responsible for Information Security Control Department Deputy Responsible for Technology Department	Tony Ahn
Executive Officer Head of Osaka IR Project Office Senior Managing Executive Officer, ORIX Real Estate Corporation	Operating Officer Managing Executive Officer, ORIX Real Estate Corporation	Satoshi Matsui

New Position	Present Position	Name
Executive Officer Deputy Head of Energy and Eco Services Headquarters	Operating Officer Deputy Head of Energy and Eco Services Headquarters	Atsunori Sato
Group Executive President and Representative Director, ORIX Real Estate Investment Advisors Corporation	Operating Officer President and Representative Director, ORIX Real Estate Investment Advisors Corporation	Tatsuya Kitamura
Group Executive Deputy President, ORIX Auto Corporation	Operating Officer Deputy President, ORIX Auto Corporation	Susumu Naito
Retire*	Executive Officer Corporate Function Unit Responsible for Treasury, Accounting, Corporate Planning, Investor Relations and Sustainability	Hitomaro Yano
*	Mr. Yano will be appointed a Chairperson of ORIX Group Health Insurance Association on January 1, 2024.

He will concurrently serve as a Chairperson of ORIX Group Pension Fund.

∎	Organizational Reform (Effective as of January 1, 2024)

MICE-IR Office and Strategic Project Office will be incorporated into Osaka IR Project Office.

Business Development and Investment Group will be divided into Business Development and Investment Group I and Business Development and Investment Group II.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 35,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” bringing diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of November 1, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.